BioHarvest Sciences to Participate in LD Micro Main Event XVII Conference on October 30, 2024

Vancouver, British Columbia and Rehovot, Israel – October 16, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology process, today announced that management has been invited to attend the LD Micro Main Event XVII Conference taking place on October 30, 2024.

CEO Ilan Sobel is scheduled to host one-on-one meetings with institutional investors throughout the event, and will host a virtual presentation as follows:

LD Micro Main Event XVII Conference

Date: Wednesday, October 30, 2024

Location: Luxe Sunset Boulevard Hotel – Los Angeles, CA

Time: 3:00 p.m. Eastern time

Webcast: https://me24.sequireevents.com/

All interested media and investors are invited to join this online presentation. Please join at least five minutes before the start of the presentation to ensure timely participation.

Sobel stated: “I look forward to a day of productive meetings with institutional investors at the LD Micro Main Event. As reported in our recent Q2 financials, the steady growth we continue to see is incredibly encouraging, in both our high-margin Products business unit, and in the recently launched CDMO Services business unit.”

“We have also announced that we expect to introduce new products in Q4 2024, which will position us to continue our cadence of operational execution as we move closer to a targeted Nasdaq listing by the end of this year,” concluded Sobel.

A live audio webcast and archive of the presentation will be available using the webcast link above. Registration is mandatory for conference participation. For more information or to schedule a meeting with management, please contact MZ Group at BHSC@mzgroup.us.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us